Item 77I Terms of new or amended securities

The Large-Cap Value Fund and Large-Cap Core
Growth Fund began offering Class R shares on October 31, 2006.

Class R shares are not subject to any initial sales charges or contingent deferred sales charges, or any initial or subsequent purchase minimums or maximums. Class R shares are not subject to any exchange fees, however, a short-term trading fee of 2% may be assessed on redemptions made within 30 days of purchase.
The short-term trading fee will not be assessed on accounts that are redeemed within the 30-day period because the Munder Funds are unable to verify an account holders identity within a reasonable time after the account is opened.

An investor may purchase Class R shares at the net asset value next determined after the shareholders purchase order is received in proper form. A shareholder may exchange Class R shares of one Munder
Fund for Class R shares of another Munder Fund based on their relative net asset values. A shareholder may redeem Class R shares at the net asset value next determined after the redemption request is received in proper form. The Munder Funds will reduce the amount the shareholder receives by the amount of any applicable short-term trading fee.

Investors may purchase Class R shares only through participation in certain programs where program-level or omnibus accounts are held on the books of the Funds, including without limitation: (i) 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans, defined benefit plans, and non-qualified deferred compensation plans; and (ii) Managed account programs sponsored by a broker-dealer, registered investment adviser or bank trust department. The Munder Funds may refuse purchase orders from ineligible investors who select Class R shares.

The Munder Funds have adopted a distribution and service plan under Rule 12b-1 of the Investment Company
Act of 1940 with respect to its Class R shares that allows each Fund offering Class R shares to use up to 1.00% of the average daily net assets of the Fund to pay distribution and other fees in connection with the sale of its Class R shares. Under the plan, a Fund may pay up to 0.25% of the average daily net assets of Class R shares to pay for certain shareholder services provided by institutions that have agreements with the Fund or its service providers to provide such services. The Fund may also pay up to 0.75% of the average daily net assets of the Class R shares to finance activities relating to the distribution of its shares. However, under the Distribution Agreement, the distribution and service fees payable with respect to the Class R shares are limited to payments at an annual rate equal to 0.50% of the average daily net assets of any series attributable to its Class R shares.